Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JANUARY 30, 2009
LJ INTERNATIONAL INC. ANNOUNCES
SETTLEMENT OF SHAREHOLDER LAWSUIT
HONG KONG, January 30, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer in China, today reported that it has entered into a settlement agreement with the lead plaintiff in the class-action lawsuit against the Company filed in 2007.
Under the settlement agreement dated January 14, 2009 between LJI and the lead plaintiff, LJI will create a settlement fund of $2 million in cash, to be funded entirely by its insurer. As part of the settlement agreement, all claims alleged in the lawsuit will be dismissed with prejudice and LJI will be released from liability for all such claims. The settlement agreement is subject to preliminary approval and final approval by the Court. The Court has scheduled a hearing on the motion for preliminary approval of the settlement agreement for February 23, 2009.
The class covered by the lawsuit consists of all holders of LJI common stock during the period from February 15, 2007 through September 6, 2007. Plaintiffs had alleged, in a consolidated amended complaint on April 8, 2008, that LJI had made material misstatements concerning its projected fourth quarter and year-end 2006 earnings and net income. LJI has denied each of the claims alleged by the plaintiffs and has agreed to the settlement in order to eliminate the continuing costs of litigation and the time and attention required by senior management.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (Nasdaq: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one- time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, successful turnaround of its unprofitable ENZO retail stores, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein except as otherwise required by law.
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